Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30, 2009	Fiscal Year Ended March 31,
		2009	2008	2007	2006	2005
	(dollars in thousands)
Pretax income (loss) from continuing operations	$27,141	$109,332	$2,046	$13,086	$(442,088)	$37,380
Distributed income of equity investees	—	—	311	109	—	—
Fixed charges	26,054	102,545	106,457	109,834	112,796	57,500

Earnings	$53,195	$211,877	$108,814	$123,029	$(329,292)	$94,880

Interest	24,202	97,854	102,866	103,436	107,258	55,053
Amortization of charges and other	1,852	4,691	3,591	6,398	5,538	2,447

Fixed Charges	$26,054	$102,545	$106,457	$109,834	$112,796	$57,500

Ratio of Earnings to Fixed Charges	2.04	2.07	1.02	1.12	N/A	1.65
Coverage Deficiency	N/A	N/A	N/A	N/A	$442,088	N/A